Free Writing Prospectus pursuant to Rule 433 dated August 26, 2026

Registration Statement No. 333-284538

Autocallable Contingent Coupon Equity-Linked Notes due

OVERVIEW

If the closing price of a Class A subordinate voting share of Shopify Inc. on any observation date is less than 49.1% of the initial index stock price, you will not receive a coupon on the applicable payment date. The amount that you will be paid on your notes is based on the performance of the index stock. The notes will mature on the stated maturity date, unless automatically called on any observation date commencing in March 2027 to and including May 2028. Your notes will be automatically called if the closing price of the index stock on any such observation date is greater than or equal to the initial index stock price. If your notes are automatically called, you will receive a payment on the next payment date equal to the face amount of your notes plus a coupon (as described below).

Observation dates are expected to be each date specified as such in the table below, commencing in November 2026 and ending in August 2028. If on any observation date the closing price of the index stock is greater than or equal to 49.1% of the initial index stock price, you will receive on the applicable payment date a coupon for each $1,000 face amount of your notes equal to (i) the product of $37.5 (3.75% quarterly, or the potential for up to 15% per annum) (set on the trade date) times the number of observation dates that have occurred up to and including the relevant observation date minus (ii) the sum of all coupons previously paid, if any.

The amount that you will be paid on your notes at maturity, if they have not been automatically called, in addition to the final coupon, if any, is based on the index stock return. The index stock return is the percentage increase or decrease in the closing price of the index stock on the determination date from the initial index stock price.

You should read the accompanying preliminary prospectus supplement dated August 26, 2026, which we refer to herein as the accompanying preliminary prospectus supplement, to better understand the terms and risks of your investment, including the credit risk of GS Finance Corp. and The Goldman Sachs Group, Inc.

KEY TERMS
Company (Issuer):	GS Finance Corp.
Guarantor:	The Goldman Sachs Group, Inc.
Index stock:	a Class A subordinate voting share of Shopify Inc. (current Bloomberg ticker: “SHOP UW”)
Trade date:	expected to be August 27, 2026
Settlement date:	expected to be September 1, 2026
Determination date:	the last coupon observation date, expected to be August 28, 2028
Stated maturity date:	expected to be August 31, 2028
Initial index stock price :	an intra-day price or the closing price of one share of the index stock on the trade date
Final index stock price :	the closing price of one share of the index stock on the determination date
Coupon trigger price:	49.1% of the initial index stock price
Coupon observation dates:	expected to be each date specified as such in the table under “Coupon payment dates” below
Coupon payment dates:	Coupon Observation Dates	Coupon Payment Dates
	November 27, 2026	December 2, 2026
	March 1, 2027	March 4, 2027
	May 27, 2027	June 2, 2027
	August 27, 2027	September 1, 2027
	November 29, 2027	December 2, 2027
	February 28, 2028	March 2, 2028
	May 30, 2028	June 2, 2028
	August 28, 2028	August 31, 2028
Coupon (for each $1,000 face amount of your notes) (set on the trade date):
•
if the closing price of the index stock on the related coupon observation date is greater than or equal to the coupon trigger price, (i) the product of $37.5 (3.75% quarterly, or the potential for up to 15% per annum) (set on the trade date) times the number of coupon observation dates that have occurred up to and including the relevant coupon observation date minus (ii) the sum of all coupons previously paid, if any; or
•
if the closing price of the index stock on the related coupon observation date is less than the coupon trigger price, $0

Call observation dates:	expected to be the coupon observation dates specified as such in the table under “Coupon payment dates” above commencing in March 2027 and ending in May 2028
Call payment dates:	expected to be the coupon payment date immediately following such call observation date

This document does not provide all of the information that an investor should consider prior to making an investment decision. You should not invest in the notes without reading the accompanying preliminary prospectus supplement and related documents for a more detailed description of the index stock, the terms of the notes and certain risks.

Redemption event:	a redemption event will occur if, as measured on any call observation date, the closing price of the index stock is greater than or equal to the initial index stock price
Company’s redemption right (automatic call feature):

if a redemption event occurs, then the outstanding face amount will be automatically redeemed in whole and the company will pay, in addition to the coupon then due, an amount in cash on the following call payment date, for each $1,000 of the outstanding face amount, equal to $1,000

Index stock return:	the quotient of (i) the final index stock price minus the initial index stock price divided by (ii) the initial index stock price, expressed as a percentage
Trigger buffer price:	49.1% of the initial index stock price
Payment amount at maturity (for each $1,000 face amount of your notes):
●
if the index stock return is greater than or equal to -50.9% (the final index stock price is greater than or equal to 49.1% of the initial index stock price), $1,000 plus a coupon calculated as described above; or
●
if the index stock return is less than -50.9% (the final index stock price is less than 49.1% of the initial index stock price), the sum of (i) $1,000 plus (ii) the product of (a) the index stock return times (b) $1,000.

CUSIP/ISIN:	40058LJL5 / US40058LJL53
Estimated value range:	$925 to $955 (which is less than the original issue price; see accompanying preliminary prospectus supplement)

This document does not provide all of the information that an investor should consider prior to making an investment decision. You should not invest in the notes without reading the accompanying preliminary prospectus supplement and related documents for a more detailed description of the index stock, the terms of the notes and certain risks.

HYPOTHETICAL COUPON PAYMENTS

The examples below show the hypothetical performance of the index stock as well as the hypothetical coupons, if any, that we would pay on each coupon payment date with respect to each $1,000 face amount of the notes if the hypothetical closing price of the index stock on the applicable coupon observation date was the percentage of the initial index stock price shown.

Scenario 1
Hypothetical Coupon Observation Date	Hypothetical Closing Price of the Index Stock (as Percentage of Initial Index Stock Price)	Hypothetical Coupon
First	45%	$0
Second	80%	$75
Third	40%	$0
Fourth	90%	$75
Fifth	40%	$0
Sixth	35%	$0
Seventh	30%	$0
Eighth	25%	$0
	Total Hypothetical Coupons	$150

In Scenario 1, the hypothetical closing price of the index stock increases and decreases by varying amounts on each hypothetical coupon observation date. Because the hypothetical closing price of the index stock on the second and fourth hypothetical coupon observation dates is greater than or equal to the coupon trigger price, the total of the hypothetical coupons in Scenario 1 is $150. Because the hypothetical closing price of the index stock on all other hypothetical coupon observation dates is less than the coupon trigger price, no further coupons will be paid, including at maturity.

Scenario 2
Hypothetical Coupon Observation Date	Hypothetical Closing Price of the Index Stock (as Percentage of Initial Index Stock Price)	Hypothetical Coupon
First	35%	$0
Second	40%	$0
Third	35%	$0
Fourth	45%	$0
Fifth	40%	$0
Sixth	45%	$0
Seventh	30%	$0
Eighth	45%	$0
	Total Hypothetical Coupons	$0

In Scenario 2, the hypothetical closing price of the index stock increases and decreases by varying amounts on each hypothetical coupon observation date. Because in each case the hypothetical closing price of the index stock on the related coupon observation date is less than the coupon trigger price, you will not receive a coupon payment on the applicable hypothetical coupon payment date. Since this occurs on every hypothetical coupon observation date, the overall return you earn on your notes will be less than zero. Therefore, the total of the hypothetical coupons in Scenario 2 is $0.

Scenario 3
Hypothetical Coupon Observation Date	Hypothetical Closing Price of the Index Stock (as Percentage of Initial Index Stock Price)	Hypothetical Coupon
First	45%	$0
Second	120%	$75
	Total Hypothetical Coupons	$75

In Scenario 3, the hypothetical closing price of the index stock is less than the initial index stock price on the first hypothetical coupon observation date, but increases to a price that is greater than the initial index stock price on the second hypothetical coupon observation date. Because the hypothetical closing price of the index stock is greater than or equal to the initial index stock price on the second hypothetical coupon observation date (which is also the first hypothetical call observation date), your notes will be automatically called. Therefore, on the corresponding hypothetical call payment date, in addition to the hypothetical coupon of $75, you will receive an amount in cash equal to $1,000 for each $1,000 face amount of your notes.

This document does not provide all of the information that an investor should consider prior to making an investment decision. You should not invest in the notes without reading the accompanying preliminary prospectus supplement and related documents for a more detailed description of the index stock, the terms of the notes and certain risks.

HYPOTHETICAL PAYMENT AT MATURITY
The Notes Have Not Been Redeemed
Hypothetical Final Index Stock Price (as a % of the Initial Index Stock Price)	Hypothetical Payment Amount at Maturity (as a % of Face Amount)
200.000%	100.000%*
175.000%	100.000%*
150.000%	100.000%*
125.000%	100.000%*
100.000%	100.000%*
80.000%	100.000%*
70.000%	100.000%*
49.100%	100.000%*
49.099%	49.099%
40.000%	40.000%
25.000%	25.000%
0.000%	0.000%
* Does not include the final coupon

About Your Notes

GS Finance Corp. and The Goldman Sachs Group, Inc. have filed a registration statement (including a prospectus, as supplemented by the prospectus supplement and preliminary prospectus supplement listed below) with the Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus, prospectus supplement and preliminary prospectus supplement, and any other documents relating to this offering that GS Finance Corp. and The Goldman Sachs Group, Inc. have filed with the SEC for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC web site at sec.gov. Alternatively, we will arrange to send you the prospectus, prospectus supplement and preliminary prospectus supplement if you so request by calling (212) 357-4612.

The notes are part of the Medium-Term Notes, Series F program of GS Finance Corp. and are fully and unconditionally guaranteed by The Goldman Sachs Group, Inc. This document should be read in conjunction with the following:

•
Preliminary prospectus supplement dated August 26, 2026
•
Prospectus supplement dated February 14, 2025
•
Prospectus dated February 14, 2025

This document does not provide all of the information that an investor should consider prior to making an investment decision. You should not invest in the notes without reading the accompanying preliminary prospectus supplement and related documents for a more detailed description of the index stock, the terms of the notes and certain risks.

RISK FACTORS

An investment in the notes is subject to risks. Many of the risks are described in the accompanying preliminary prospectus supplement, accompanying prospectus supplement and accompanying prospectus. Below we have provided a list of certain risk factors discussed in such documents. In addition to the below, you should read in full “Additional Risk Factors Specific to Your Notes” in the accompanying preliminary prospectus supplement, as well as the risks and considerations described in the accompanying prospectus supplement and accompanying prospectus.

The following risk factors are discussed in greater detail in the accompanying preliminary prospectus supplement:

Risks Related to Structure, Valuation and Secondary Market Sales

■ The Estimated Value of Your Notes At the Time the Terms of Your Notes Are Set On the Trade Date (as Determined By Reference to Pricing Models Used By GS&Co.) Is Less Than the Original Issue Price Of Your Notes

■ There Is No Affiliation Between the Index Stock Issuer and Us
■ You Have Limited Anti-Dilution Protection ■ We May Sell an Additional Aggregate Face Amount of the Notes at a Different Issue Price

■ The Notes Are Subject to the Credit Risk of the Issuer and the Guarantor

■ You May Lose Your Entire Investment in the Notes

■ The Return on Your Notes May Change Significantly Despite Only a Small Change in the Price of the Index Stock

Risks Related to Conflicts of Interest

■ Hedging Activities by Goldman Sachs or Our Distributors May Negatively Impact Investors in the Notes and Cause Our Interests and Those of Our Clients and Counterparties to be Contrary to Those of Investors in the Notes

■ You May Not Receive a Coupon on Any Coupon Payment Date

■ Your Notes Are Subject to Automatic Redemption

■ The Coupon Does Not Reflect the Actual Performance of the Index Stock from the Trade Date to Any Coupon Observation Date or from Coupon Observation Date to Coupon Observation Date

■ The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors

■ Your Notes May Not Have an Active Trading Market

■ If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount and the Impact of Certain Key Terms of the Notes Will Be Negatively Affected

■ If the Market Price of the Index Stock Changes, the Market Value of Your Notes May Not Change in the Same Manner

■ We Will Not Hold Shares of the Index Stock for Your Benefit

■ You Have No Shareholder Rights or Rights to Receive Any Index Stock

■ In Some Circumstances, the Payment You Receive On the Notes May Be Based On the Securities of Another Company and Not the Issuer of the Index Stock

■ Past Index Stock Performance Is No Guide to Future Performance

■ As Calculation Agent, GS&Co. Will Have the Authority to Make Determinations that Could Affect the Value of Your Notes

■ The Calculation Agent Can Postpone a Coupon Observation Date or the Determination Date, as the Case May Be, If a Market Disruption Event or a Non-Trading Day Occurs or is Continuing

■ Goldman Sachs’ Trading and Investment Activities for its Own Account or for its Clients, Could Negatively Impact Investors in the Notes

■ Goldman Sachs’ Market-Making Activities Could Negatively Impact Investors in the Notes

■ You Should Expect That Goldman Sachs Personnel Will Take Research Positions, or Otherwise Make Recommendations, Provide Investment Advice or Market Color or Encourage Trading Strategies That Might Negatively Impact Investors in the Notes

■ Goldman Sachs Regularly Provides Services to, or Otherwise Has Business Relationships with, a Broad Client Base, Which May Include the Issuer of the Index Stock or Other Entities That Are Involved in the Transaction

■ The Offering of the Notes May Reduce an Existing Exposure of Goldman Sachs or Facilitate a Transaction or Position That Serves the Objectives of Goldman Sachs or Other Parties

■ Other Investors in the Notes May Not Have the Same Interests as You

Risks Related to the Index Stock

■ An Investment in the Offered Notes Is Subject to Risks Associated with Securities Issued By a Foreign Company

■ Government Regulatory Action, Including Legislative Acts and Executive Orders, Could Negatively Affect Your Investment in the Notes

Risks Related to Tax

■ Certain Considerations for Insurance Companies and Employee Benefit Plans

■ The Tax Consequences of an Investment in Your Notes are Uncertain

■ Foreign Account Tax Compliance Act (FATCA) Withholding May Apply to Payments on Your Notes, Including as a Result of the Failure of the Bank or Broker Through Which You Hold the Notes to Provide Information to Tax Authorities

This document does not provide all of the information that an investor should consider prior to making an investment decision. You should not invest in the notes without reading the accompanying preliminary prospectus supplement and related documents for a more detailed description of the index stock, the terms of the notes and certain risks.

The following risk factors are discussed in greater detail in the accompanying prospectus supplement:

■ The Return on Indexed Notes May Be Below the Return on Similar Securities

■ The Issuer of a Security or Currency That Serves as an Index Could Take Actions That May Adversely Affect an Indexed Note

■ An Indexed Note May Be Linked to a Volatile Index, Which May Adversely Affect Your Investment

■ An Index to Which a Note Is Linked Could Be Changed or Become Unavailable

■ We May Engage in Hedging Activities that Could Adversely Affect an Indexed Note

■ Information About an Index or Indices May Not Be Indicative of Future Performance

■ We May Have Conflicts of Interest Regarding an Indexed Note

The following risk factors are discussed in greater detail in the accompanying prospectus:

Risks Relating to Regulatory Resolution Strategies and Long-Term Debt Requirements

■ The application of regulatory resolution strategies could increase the risk of loss for holders of our securities in the event of the resolution of Group Inc.

■ The application of Group Inc.’s proposed resolution strategy could result in greater losses for Group Inc.’s security holders

This document does not provide all of the information that an investor should consider prior to making an investment decision. You should not invest in the notes without reading the accompanying preliminary prospectus supplement and related documents for a more detailed description of the index stock, the terms of the notes and certain risks.